Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.


PARTICIPANTS IN SOLICITATION
RGS Energy Group, Inc., Energy East Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001 and information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001.

                             Always At Your Service

                                      RG&E
                     a subsidiary of RGS Energy Group, Inc.

                                  POINT OF VIEW

--------------------------------------------------------------------------------
                                                                     SPRING 2001

The Energy East-RGS Energy merger and
what it means to Rochester -- and you

On Feb. 20, 2001, RGS Energy Group, which owns Rochester Gas & Electric Corp. and Energetix, announced that it had entered into a merger agreement with Energy East Corp., a super-regional energy services and delivery company and the parent corporation of New York State Electric and Gas (NYSEG), among other northeastern energy companies. The plan is for RGS to become a wholly owned subsidiary of Energy East and to operate RG&E, NYSEG and Energetix. Here are some questions and answers to help you understand the merger.


[GRAPHIC WITH LETTERS Q&A]


RG&E has been a fixture in Rochester for more than 150 years. What happens to the company now?

RG&E will still be the name you see displayed on our vehicles and facilities throughout our nine-county service area. RG&E people will be out in the field improving the system and interacting with customers. So, while we will become a part of a much larger operation, our company personnel and our long tradition of "always at your service" won't change. You won't see a lot of difference on the surface, but we believe the combined company will be much stronger and able to serve you even better.


[PICTURE OF RG&E TRUCK]

Is this a "done deal?"

The boards of directors of both companies have signed a formal merger agreement, but the merger is subject to, among other things, the approval of the shareholders of both companies and state and federal regulatory approval from various government agencies. We anticipate that all regulatory approvals can be obtained in approximately a year.

Will I have to send my utility bill payment someplace else now?

No. You still will receive a statement from RG&E, as always. Hometown service won't change either: our customer service staff will be here in Rochester to help you just like they always have - 24 hours a day, 7 days a week. Our customer service offices will remain open throughout our service territory.


[GRAPH TITLED RG&E CUSTOMERS HAVE ENJOYED RELIABLE ELECTRIC ENERGY AT STABLE, DECLINING RATES 1996-2002]


What about emergencies?

If you have an emergency, RG&E people will be on the other end of the line when you call and our crews will respond quickly to your home, business or neighborhood.


[GRAPHIC WITH THE WORDS WE INTEND TO BE A REASON WHY UPSTATE NEW YORK IS SUCCESSFUL]


Is this going to cost me more as a consumer?

Actually, we think this merger will provide our customers with a reliable supply of electricity and stable prices that will help our customers avoid the problems that have been experienced in California and other places, including areas of New York State. We believe, and we think you do, too, that this stability - and a reliable supply of electricity now and for the future - is crucial to the economic well-being of upstate New York. The combined strength of the two companies is expected to make that possible for you.

Will your workers be laid-off?

We're pleased to say that no layoffs are planned. Both companies believe normal attrition, such as retirements, should make that possible. We value our employees highly and we depend on their expertise and commitment to serve you better.


I thought RG&E was doing well as a company. Why merge now?

RG&E is doing very well and is financially secure. Our stock has hit near-record highs recently. However, the utility industry has changed rapidly and it will become increasingly difficult for a smaller, independent company like RG&E to survive and to operate as efficiently and effectively as we think is best for our shareholders, our employees and our customers. In fact, the number of independent firms is dwindling. Some companies have been purchased by foreign concerns or out-of-state mega-firms far removed from the areas they serve. We felt we had to act now to protect customers, employees and shareholders and to position ourselves well using our financial strength.

How will our local economy and community be affected?

We intend to be a reason why upstate New York is successful and a great place to live and work. The newly merged utilities will be headquartered in Rochester and led by Tom Richards, the chief executive of RGS Energy Group. And we're actually gaining employment as a team of Energy East people move here. We also are committed to making sure we support the communities in which we live and work, so our merged companies plan to increase corporate giving as a way of helping create the kind of community of which we can all be proud. That's important to us and we know it's important to you.


[PICTURE OF THOMAS S. RICHARDS, CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER]


Why Energy East?

Energy East was an attractive partner because of its proximity and shared values as a New York neighboring energy company. It is a dynamic company committed to excellence, to providing state-of-the-art service to customers. Like us, the company is rooted in the communities it serves and committed to the future of upstate New York. We believe this is the right move at the right time. It just makes sense for all concerned.


[ENERGY EAST LOGO AND A MAP]

I've read about some serious problems in California involving utilities and very high prices. Will this merger help or hurt our state?

We believe it will benefit you and New York State. We believe the combination of our people, our know-how, our reliable distribution systems and our financial resources will mean an even better system in the future as two of the oldest and most trusted energy companies in New York State join forces. As one company with more resources and a strong foundation, we can lead the initiative to make deregulation of the state's energy system better and create the benefits to customers intended. Using our combined strength, we can do more to ensure the gas and electric systems are constantly improved, that prices are stable and that the supply will remain reliable.


[GRAPHIC WITH THE WORDS THROUGH IT ALL, WE NEED TO STICK TO OUR VALUES:
RELIABILITY, PRICE, CHOICE, COMMUNITY RESPONSIBILITY]


--------------------------------------------------------------------------------



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains forward-looking statements with the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, RGS Energy and Energy East have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5843.

PARTICIPANTS IN SOLICITATION

RGS Energy Group, Inc., Energy East Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8K filed with the Commission on February 20, 2001, and information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001.